Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-287303

Dated October 30, 2026

CAPPED NOTES WITH ABSOLUTE RETURN BUFFER

Capped Notes with Absolute Return Buffer Linked to the iShares® Semiconductor ETF

Issuer	Barclays Bank PLC (“Barclays”). References on this page to “we,” “us” or “our” mean Barclays.
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	The iShares® Semiconductor ETF (Bloomberg symbol: “SOXX”)
Payout Profile at Maturity

• 1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

• A positive return equal to the absolute value of the percentage decline in the Market Measure only if the Market Measure does not decline by more than 25.00% (e.g., if the negative return of the Market Measure is -3%, you will receive a positive return of +3%)

• 1-to-1 downside exposure to decreases in the Market Measure beyond a 25.00% decline, with 75.00% of your principal at risk

Capped Value	[$12.90 to $13.90] per unit, a return of [29.00% to 39.00%] over the principal amount, to be determined on the pricing date
Participation Rate	100%
Threshold Value	75.00% of the Starting Value
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000095010326016523/dp255813_424b2-9977baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Your investment return based on any increase in the value of the Market Measure is limited to the return represented by the Capped Value and may be less than a comparable investment directly in shares of the Market Measure or the securities held by the Market Measure.
•	Your potential for a positive return based on the depreciation of the Market Measure is limited and may be less than that of a comparable investment that takes a short position directly in the Market Measure. The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be 75.00% of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to 25.00%. Any decline in the Ending Value from the Starting Value by more than 25.00% will result in a loss, rather than a positive return, on the notes.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.
•	The initial estimated value of the notes on the pricing date is expected to be lower than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Market Measure or the securities held by the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agents, which are Barclays and BofAS.
•	The sponsor and advisor of the Market Measure may adjust the Market Measure in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.
•	You will have no rights of a holder of shares of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own shares of the Market Measure or the securities held by the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control the Market Measure or the issuers of those securities, and have not verified any disclosure made by any other company.
•	There are liquidity and management risks associated with the Market Measure.
•	The performance of the Market Measure may not correlate with the performance of the securities held by the Market Measure as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or the securities held by the Market Measure may be adversely affected, sometimes materially.
•	The payments on the notes will not be adjusted for all corporate events that could affect the Market Measure.
•	The U.S. federal income tax consequences of an investment in the notes are uncertain.
•	The securities held by the Market Measure are concentrated in one sector.
•	An investment in the notes is subject to risks associated with the semiconductor industry.
•	An investment in the notes is subject to risks associated with non-U.S. companies.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$2.50	-75.00%
-50.00%	$7.50	-25.00%
-30.00%	$9.50	-5.00%
-25.00%(1)	$12.50(2)	25.00%
-20.00%	$12.00	20.00%
-10.00%	$11.00	10.00%
-5.00%	$10.50	5.00%
-3.00%	$10.30	3.00%
0.00%	$10.00	0.00%
2.00%	$10.20	2.00%
3.00%	$10.30	3.00%
5.00%	$10.50	5.00%
10.00%	$11.00	10.00%
20.00%	$12.00	20.00%
30.00%	$13.00	30.00%
34.00%	$13.40(3)	34.00%
40.00%	$13.40	34.00%
50.00%	$13.40	34.00%
100.00%	$13.40	34.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	Any positive return based on the depreciation of the Market Measure cannot exceed the return represented by the Threshold Value.
(3)	Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.